

11000322 2

NO ACT

ACT 33 Act ; 40 Act
SECTION Sec. 5 - 33 Act ; Sec 11, 17(a) 40 Act
RULE 145 - 33 Act
PUBLIC AVAILABILITY December 21, 2011



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RESPONSE OF THE OFFICE OF
INSURANCE PRODUCTS
DIVISION OF INVESTMENT MANAGEMENT

December 21, 2011
Integrity Life Insurance Co. -1
National Integrity Life Insurance Co. -2
Western-Southern Life Assurance Co. -3
Touchtone Securities, Inc. -4

Based on the facts and representations in your letter dated December 6, 2011, and without necessarily agreeing with your legal analysis, we would not recommend enforcement action to the Commission against Integrity Life Insurance Company ("Integrity"), National Integrity Life Insurance Company ("National Integrity"), Western-Southern Life Assurance Company ("WSLAC") and Touchtone Securities, Inc. under Section 5 of the Securities Act of 1933 (the "1933 Act") and Rule 145 thereunder, or Section 11 or 17(a) of the Investment Company Act of 1940 (the "1940 Act"), if (1) Integrity consolidates its Separate Account I ("Integrity Separate Account I") and its Separate Account II ("Integrity Separate Account II"), with Integrity Separate Account I being the surviving Separate Account after such consolidation; (2) National Integrity consolidates its Separate Account I ("National Integrity Separate Account I") and its Separate Account II ("National Integrity Separate Account II"), with National Integrity Separate Account I being the surviving Separate Account after such consolidation; and (3) WSLAC consolidates its Separate Account 1 ("WSLAC Separate Account 1") and its Separate Account 2 ("WSLAC Separate Account 2") with WSLAC Separate Account 1 being the surviving Separate Account after such consolidation. (Integrity Separate Account II, National Integrity Separate Account II and WSLAC Separate Account 2 are referred to hereafter, individually, as a "Consolidating Account" and collectively, as the "Consolidating Accounts.") There will be no consolidation of subaccounts that invest in the same underlying portfolio in any of the separate account consolidations.

In addition, we would not recommend enforcement action to the Commission if new registration statements under the 1933 Act (which would be amendments to the surviving separate accounts' registration statements under the 1940 Act) are filed, as applicable, by Integrity, National Integrity and WSLAC to cover any new contracts to be issued after the consolidations that would previously have been issued from the Consolidating Accounts and any interests issued after the consolidations in connection with additional premiums accepted under such newly-issued variable contracts or the Consolidating Account contracts outstanding at the time of the consolidations.[1]

[1] You have not requested, and we are not providing, any assurances with respect to reliance by Integrity, National Integrity or WSLAC either prior to or after the consolidations on the staff no-action position taken in Great-West Life and Annuity Insurance Company (pub. avail. October 23, 1990).



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Because our position is based on the facts and representations in your letter, you should note that different facts or representations may require a different conclusion. Further, this response expresses the position of the Division on enforcement only and does not purport to express any legal conclusions on the issues presented.



Michelle Roberts
Senior Counsel



Western & Southern
Financial Group

400 Broadway
Cincinnati, OH 45202-3341
Tel: 513-629-1854
Fax: 513-629-1044
rhonda.malone@wslife.com

December 6, 2011

William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: Integrity Life Insurance Company
National Integrity Life Insurance Company
Western-Southern Life Assurance Company
Touchstone Securities, Inc.

Dear Mr. Kotapish:

We are writing on behalf of Integrity Life Insurance Company ("Integrity"), National Integrity Life Insurance Company ("National Integrity"), Western-Southern Life Assurance Company ("WSLAC"), and Touchstone Securities, Inc. ("Touchstone") to request that the staff of the Division of Investment Management (the "Staff") advise us that it would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if Integrity, National Integrity, and WSLAC (collectively the "Insurance Companies," and each individually an "Insurance Company") each consolidates its two registered separate accounts into one registered separate account. Each of two separate accounts of each Insurance Company (each a "Separate Account" and collectively the "Separate Accounts") funds variable annuities (each a "Contract" and collectively the "Contracts") issued by the respective Insurance Company. More specifically, the Insurance Companies and Touchstone seek the Staff's assurances that it would not recommend that the Commission take any enforcement action under Section 5 of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 145 thereunder, or Sections 11 or 17(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), if

- Integrity consolidates Separate Account I of Integrity Life Insurance Company ("Integrity Separate Account I") and Separate Account II of Integrity Life Insurance Company ("Integrity Separate Account II"), with Integrity Separate Account I being the surviving Separate Account after such consolidation;

- National Integrity consolidates Separate Account I of National Integrity Life Insurance Company ("National Integrity Separate Account I") with Separate Account II of National Integrity Life Insurance Company ("National Integrity Separate Account II"), with National Integrity Separate Account I being the surviving Separate Account after such consolidation; and

- WSLAC consolidates Western-Southern Life Assurance Company Separate Account 1 ("WSLAC Separate Account 1") with Western-Southern Life Assurance Company Separate Account 2 ("WSLAC Separate Account 2"), with WSLAC Separate Account 1 being the surviving Separate Account after such consolidation.

Each consolidation would be effected by transferring the assets of the closing Separate Account into the surviving Separate Account.

The consolidations are being undertaken in order to reduce the ongoing administrative costs, independent accountant fees and inefficiencies associated with maintaining two separate accounts in each of the Insurance Companies, each with its own recordkeeping and reporting requirements.

I. Facts

A. Insurance Companies

Integrity and WSLAC are both stock life insurance companies organized under the laws of the State of Ohio, and are wholly owned subsidiaries of The Western and Southern Life Insurance Company, a stock life insurance company organized under the laws of the State of Ohio on February 23, 1888. National Integrity is a stock life insurance company organized under the laws of New York. National Integrity is a wholly owned subsidiary of Integrity. The Western and Southern Life Insurance Company is wholly owned by an Ohio-domiciled intermediate holding company, Western & Southern Financial Group, Inc., which is wholly owned by an Ohio-domiciled mutual insurance holding company, Western & Southern Mutual Holding Company. The Insurance Companies are located at 400 Broadway, Cincinnati, Ohio 45202.

B. The Separate Accounts and Contracts

Integrity Separate Account I, Integrity Separate Account II, WSLAC Separate Account 1 and WSLAC Separate Account 2 are Separate Accounts pursuant to Ohio law. National Integrity Separate Account I and National Integrity Separate Account II are Separate Accounts pursuant to New York law. Each is a "separate account," as defined by Section 2(a)(37) of the 1940 Act, and is registered with the Commission pursuant to the 1940 Act as a unit investment trust.[1] The respective Insurance Company is the depositor for each Separate Account.

Each Separate Account consists of subaccounts that are offered as investment options under the Contracts funded by the Separate Account. Each subaccount invests exclusively in shares of a corresponding portfolio of an open-end, management investment company registered under the 1940 Act (each, a "Portfolio," and collectively, the "Portfolios"). In some cases, several subaccounts of one Separate Account invests in the same Portfolio; also in some cases, a subaccount of one Separate Account invests in the same Portfolio as does a subaccount of the other Separate Account of the same Insurance Company. In both situations, each subaccount investing, even if investing in the same Portfolio, is an individual segregated asset account and

[1] Integrity Separate Account I is File No. 811-04844; Integrity Separate Account II is File No. 811-07134; WSLAC Separate Account 1 is File No 811-08420; WSLAC Separate Account 2 is File No. 811-08550; National Integrity Separate Account I is File No. 811-04846; and National Integrity Separate Account II is File No. 811-07132.

each has a different accumulation unit value due to different charges imposed under the Contracts.

Both the Ohio law and the New York law under which the Separate Accounts were established provide that each respective Separate Account shall not be chargeable with liabilities arising out of any other business that the respective Insurance Company may conduct. Accordingly, each of the Separate Account's assets are held exclusively for the benefit of owners of, and persons entitled to payment under, the Contracts issued by each respective Insurance Company. Income, gains, and losses, whether or not realized, from assets allocated to each Separate Account are, in accordance with the applicable Contracts, credited to or charged against each respective Separate Account, without regard to other income, gains, or losses of the respective Insurance Company.

Information about each Separate Account and the units of interest therein is located in the registrations statements indicated below:

- Integrity Separate Account I units are registered in File Numbers 333-44876, 033-56654, 333-102575 and 333-166995.
- Integrity Separate Account II units are registered in File Number 033-51268.
- National Integrity Separate Account I units are registered in File Numbers 333-44892, 033-56658, 333-102574 and 333-167372.
- National Integrity Separate Account II units are registered in File Number 033-51126.
- WSLAC Separate Account 1 units are registered in File Numbers 333-29705 and 033-76582.
- WSLAC Separate Account 2 units are registered in File Number 033-79906.

WSLAC does not file annual post-effective amendments or distribute updated prospectuses to existing Contract owners with respect to its Contracts, in reliance on the Commission guidance in the *Great-West Life & Annuity Insurance Company* no-action letter (publicly available October 23, 1990) (the "Great West Letter").

C. The Principal Underwriter

Touchstone Securities, Inc., an affiliate of the Insurance Companies, is the principal underwriter for the Contracts. Touchstone is located at 303 Broadway, Cincinnati, Ohio 45202. Touchstone is registered as a broker-dealer with the Commission under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority.

II. Proposed Consolidations of Separate Accounts

To reduce the ongoing administrative costs and inefficiencies associated with maintaining two separate accounts in each of the Insurance Companies, each with its own recordkeeping and reporting requirements, the Insurance Companies propose the following consolidations, each of which is expected to be effectuated on or about the close of business December 31, 2011 (the "Effective Date"):

- Integrity will consolidate Integrity Separate Account II with Integrity Separate Account I, with Integrity Separate Account I being the surviving Integrity Separate Account (the "Integrity Consolidation"). The Integrity Consolidation also is subject to approval by the insurance department of the State of Ohio, the state of domicile for Integrity.

- National Integrity will consolidate National Integrity Separate Account II with National Integrity Separate Account I, with National Integrity Separate Account I being the surviving National Integrity Separate Account (the "National Integrity Consolidation"). The National Integrity Consolidation also is subject to approval by the insurance department of the State of New York, the state of domicile for National Integrity.

- WSLAC will consolidate WSLAC Separate Account 2 with WSLAC Separate Account 1, with WSLAC Separate Account 1 being the surviving WSLAC Separate Account (the "WSLAC Consolidation"). The WSLAC Consolidation also is subject to approval by the insurance department of the State of Ohio, the state of domicile for WSLAC. (Integrity Separate Account II, National Integrity Separate Account II, and WSLAC Separate Account 2 are each referred to hereafter individually as a "Consolidating Account" and collectively as the "Consolidating Accounts". The Integrity Consolidation, the National Integrity Consolidation, and the WSLAC Consolidation are each referred to hereafter individually and collectively as the "Consolidation".)

The Consolidating Account of each Insurance Company would be combined with the respective surviving Separate Account of each Insurance Company by transferring the Portfolio shares held as assets in each subaccount by each Consolidating Account to the surviving Separate Account as of the Effective Date. In return, the surviving Separate Account will credit accumulation units equal to those contained in each subaccount of the Consolidating Account to Contract owners of the Consolidating Account.

There will be no consolidation of subaccounts, even where the subaccounts invest in the same underlying Portfolio, and Contract owners will have the same number of units with the same unit values immediately before as immediately after the Consolidation. Each Insurance Company currently has, and will retain on and after the Consolidation, the legal ownership of all of the assets of the Consolidating Accounts and will remain directly liable for the liabilities and obligations with respect to all Contracts then outstanding that are funded by the Consolidating Accounts (the "Consolidating Account Contracts"). The Consolidation will not affect the provisions of, or the rights and obligations under, any of the Consolidating Account Contracts. Moreover, the Consolidation will not dilute or otherwise adversely affect the economic interests of the owners of any of the Consolidating Account Contracts, nor will the Consolidation affect the values determined under the Consolidating Account Contracts. The Consolidation will not affect the owners of Contracts that are funded by the surviving Separate Accounts.

All costs of the Consolidation will be borne by the Insurance Companies or an affiliate and not by any Contract owners. No charges will be imposed on, or other deductions made from, any of the Separate Accounts in connection with the Consolidation. In addition, no payments will be required or charges imposed under the Consolidating Account Contracts in connection with, or by virtue of, the Consolidation. The Consolidation will not have any tax consequences for Contract owners.

No new investment options will be made available to owners of the Consolidating Account Contracts, nor will any existing investment options be substituted or terminated in connection with, or by virtue of, the Consolidation. Each subaccount of the Consolidating Accounts will remain separate from any other subaccount and will continue to invest in the same Portfolio as that subaccount invested in prior to the Consolidation.

The Consolidation will not affect any of the Portfolios. The Portfolios will not be a party to the Consolidation or any related transaction. The investment objectives, strategies, risks and restrictions of the Portfolios will not be changed as a result of the Consolidation or any related transaction. Moreover, the Consolidation will not result in any change to the investment advisers for the Portfolios, the Portfolios' assets, or the charges imposed on the Portfolios or their shareholders. In addition, the Consolidation will not result in a change to the principal underwriter for the Consolidating Account Contracts.

As noted above, each Consolidation is subject to approval of each Insurance Company's state of domicile. In addition, the Insurance Companies have determined that no provision of the Consolidating Account Contracts or state law provides the owners of those Contracts with any right to "opt-out" of, or to vote on, the Consolidation. Moreover, none of the events in connection with the Consolidation requires a vote of the Consolidating Account Contract owners under the 1940 Act. In addition, as described above, the investment options and Contractual rights and obligations under the Consolidating Account Contracts will not change, nor will the depositor of the Consolidating Accounts change. Consequently, Consolidating Account Contract owners will have no investment decision to make with respect to the Consolidation.

After the Consolidation, where permitted under the applicable Contract, each Insurance Company intends to accept additional payments under the Consolidating Account Contracts outstanding at the time the Consolidation is effected, and to continue offering the same Contracts currently being offered, except for the change in the Separate Account funding those Contracts. The Insurance Companies will administer the Consolidating Account Contracts immediately after the Consolidation in the same manner it did immediately prior to the Consolidation.

III. Procedural Matters

Each Insurance Company will file registration statements with the Commission on Form N-4 under the 1933 Act (which shall be amendments to the surviving Separate Accounts' registration statements under the 1940 Act) to cover (i) any new Contracts to be issued on or after the Effective Date that would previously have been issued from the Consolidating Accounts, and (ii) any interests issued on or after the Effective Date in connection with additional premiums accepted under such newly-issued Contracts or the Consolidating Account Contracts outstanding on the Effective Date.

Once the registration statements are declared effective, owners of Consolidating Account Contracts outstanding on the Effective Date (excluding WSLAC 2 Contract owners) will receive a new prospectus dated on or about December 31, 2011 that reflects the funding of their Contracts as of the Effective Date by the surviving Separate Account instead of the Consolidating Separate Account. The new prospectuses also will be provided to purchasers of such new Contracts issued on or after the Effective Date. With respect to the WSLAC 2 Contract owners, whose registration statements had not been updated and who have not received updated prospectuses in reliance on the Great West Letter[2], those Contract owners will receive a supplement to the most recent prospectus describing the consolidation and identifying the surviving Separate Account as the funding vehicle for their Contracts, along with the relevant surviving Separate Account financial statements.

After the Effective Date, the Insurance Companies will apply to the Commission on Form N-8F to deregister the Consolidating Separate Accounts.

IV. Discussion of the No-Action Request

A. Section 5 of the 1933 Act and Rule 145 Thereunder

For the reasons discussed below, we are of the view that Section 5 of the 1933 Act and Rule 145 thereunder do not apply to the proposed Consolidation. We note that the Staff has responded favorably to no-action requests dealing with these provisions regarding transactions similar to the Consolidation.[3] We respectfully submit that the proposed Consolidation is analogous to the situation described in the *GE Life and Annuity Assurance Company* no-action request (the "GE Consolidation"),[4] and analogous in some respects to the transactions described in the remaining no-action requests listed in footnote three, and that any new legal and regulatory issues presented in connection with the Consolidation do not make it any less appropriate to grant no-action relief for the Consolidation and may in fact make it more appropriate to grant such relief.

Like the GE Consolidation, the Consolidation potentially raises an issue under Section 5 and Rule 145 because, after the Consolidation, Consolidating Account Contract owners will hold units in a different Separate Account (and, consequently, a different 1933 Act and 1940 Act registrant) than they did prior to the Consolidation. The Consolidation, however, should not be deemed to result in the offer or sale of any new or different security for purposes of Section 5 of the 1933 Act and Rule 145 thereunder.[5]

The Consolidation will not result in any change to the Consolidating Account Contracts, except that the Contracts would be funded by a different Separate Account, a change that will have no practical effect on owners of Consolidating Account Contracts. The rights and benefits under the Consolidating Account Contracts will remain the same, all of the subaccounts of the Consolidating Accounts will remain separate and will continue to invest in the same Portfolios, the Consolidating Account Contract values and the unit values of the subaccounts immediately

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[2] The Insurance Companies are not requesting any no-action assurances from the Staff with respect to the Insurance Companies' reliance on the Great West Letter.

[3] GE Life and Annuity Assurance Company (pub. avail. June 25, 2004); Allstate Life Insurance Co. (pub. avail. Dec. 23, 2002); Hartford Life Insurance Co. (pub. avail. Feb. 16, 1988); Jefferson Standard Life Insurance Co. (pub. avail. Jan. 20, 1987).

[4] The GE Consolidation and the Consolidation described in this request are substantially similar. The GE Consolidation involved *one* insurance company combining *three* separate accounts, whereas this Consolidation involves *three* different insurance companies who are *each* combining *two* separate accounts.

[5] Rule 145 under the 1933 Act provides, in pertinent part, that certain business combinations, including certain mergers, consolidations, and transfers of assets, will be deemed to involve the "offer" or "sale" of securities requiring registration under the Act under circumstances where existing security holders are in effect asked to make an investment decision whether to accept a new or different security in exchange for a security they presently own. As discussed further below, even if the Consolidation were deemed to be a "transfer of assets" for purposes of Rule 145, the Rule would not apply because the Contract owners are not being asked to vote on the transaction.

following the Consolidation will be the same as immediately before the Consolidation, the Insurance Company depositor of the Separate Accounts funding the Consolidating Account Contracts will not change, and Contract owners will not be asked to make any new investment decision.

Three of the four requests for no-action relief cited in footnote three differ from that requested here because those letters involved insurance company mergers that resulted in a change in the depositor of the separate accounts involved. In those letters, the Staff granted relief under Section 5 and Rule 145 notwithstanding that a change in depositor may be relevant to investors because the depositor provides guarantees that are in the nature of insurance obligations. For example, the depositor, in effect, guarantees the payment of any death benefit under a variable insurance contract, regardless of the relevant contract's account value and the amount of premiums that have been paid into the contract. If such factors are not viewed by the Staff as giving rise to a new security, we believe that it follows that the facts associated with the proposed Consolidation should likewise not be viewed as giving rise to a new security. That is, we do not believe that a mere change in the Separate Account holding the assets that fund an investor's Contract where the Insurance Company depositor remains the same results in a change that is material to a reasonable investor.

Moreover, even if the Consolidation were deemed to involve the issuance of new or different securities, such issuance would not be registrable under the terms of Section 5 or Rule 145, because Consolidating Account Contract owners do not have any discretion about whether or not to participate in the Consolidation. Accordingly, the Contract owners will not be called upon to make the kind of investment decision that historically has been deemed necessary for an "offer" or "sale" to occur that would bring Section 5 into play. Nor, in this case, will there be the kind of security holder action that, under the terms of the rule, is required to bring Rule 145 into play.

Additionally, as discussed in footnote four, the facts of the GE Consolidation are substantively similar to the Consolidation described herein. The GE Consolidation involved no change in depositor, and the Staff granted the no-action request.

B. Section 11 of the 1940 Act

Based on the foregoing analysis, we believe that the Consolidation does not involve an "offer of exchange" within the meaning of Section 11. However, should the Consolidation be viewed as including an offer of exchange of investment company securities within the meaning of Section 11, we believe that such transactions would comply with the requirements of Rule 11a-2(b)(2), because any such exchange would be effected at relative net asset values. Thus, Commission approval of such transactions should not be required under Section 11 of the 1940 Act.[6]

C. Section 17 (a) of the 1940 Act

Section 17(a) of the 1940 Act provides generally that it is unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, to knowingly purchase or to sell any security or other property from or to such registered company. Rule 17a-8 under the 1940 Act exempts certain mergers of affiliated investment companies from

[6] The no-action letters cited above in footnote three also provide relief under Section 11.

the provisions of Section 17(a) of the 1940 Act provided certain conditions are met. The Consolidation raises an issue under Section 17(a) because it could be viewed as involving investment companies (the Consolidating Accounts) selling their assets to another investment company (the surviving Separate Accounts) that are affiliated by reason of being under the common control of the respective Insurance Company, the depositor of each of the Separate Accounts. Rule 17a-8 may not be available on its face to the Consolidation because the rule requires that a majority of the directors of each merging investment company must not be interested persons of that company and that the directors of each merging company make certain determinations (as discussed further below), and the Separate Accounts are unit investment trusts that do not have boards of directors.

Nonetheless, for the reasons set forth below, we believe it is appropriate for the Staff to provide no-action assurances with respect to the provisions of Section 17(a) to the extent necessary to permit the Consolidation. First, while the Consolidation may nominally involve a "purchase" and "sale," in economic reality the Consolidation is little more than an accounting change. The subaccounts that are currently segregated asset accounts within the Consolidating Accounts will be the same segregated asset accounts within the surviving Separate Accounts. As noted above, the rights and benefits under the Contracts would remain the same, all of the subaccounts of the Consolidating Accounts will remain separate and intact, and would continue to invest in the same Portfolios, the Consolidating Account Contract values and the unit values of the subaccounts immediately following the Consolidation will be the same as immediately before the Consolidation, and the respective Insurance company depositor of each Separate Account funding such Contracts would not change.

Furthermore, while, as noted above, Rule 17a-8 requires certain determinations by the board of directors, we believe that the required determinations have little or no relevance in the context of the Consolidation and are not necessary to prevent overreaching on the part of any person involved. Specifically, Rule 17a-8(a)(2) requires that a merging investment company's board of directors, including a majority of the non-interested directors, determine that (1) participation in the merger is in the best interests of the merging company, and (2) the interests of the merging company's existing shareholders will not be diluted as a result of the merger. The Commission has indicated that directors, in making the required best interests determination, should consider the following factors, among others: (1) any fees or expenses that will be borne directly or indirectly by the fund in connection with the merger; (2) any effect of the merger on fund operating expenses and shareholder fees and services; (3) any change in the fund's investment objectives, restrictions, and policies that will result from the merger; and (4) any direct or indirect federal income tax consequences of the merger to fund shareholders.[7] Because each subaccount involved in the Consolidation will continue to invest in the same Portfolio, and no consolidation of subaccounts will take place, no change in expenses, fees, or services, or in the investment objectives, restrictions, and policies of the subaccounts or the Portfolios will result from the Consolidation, nor is dilution of any existing Contract owner's interest a possibility. As noted above, all costs of the Consolidation will be borne by the Insurance Companies or an affiliate, and the Consolidation will have no tax consequences for Contract owners. Consequently, we do not believe that the determinations of the board of directors required by Rule 17a-8 are relevant to the Consolidation or necessary to protect Contract owners.

[7] *Investment Company Mergers*, Investment Company Act Rel. No. 25666 (July 18, 2002).

Section 17(b) of the 1940 Act generally gives the Commission authority to grant exemptive orders for transactions otherwise prohibited by Section 17(a). Even if the Staff believes that the Consolidation comes within the express terms of Section 17(a), we do not believe that the Insurance Companies should be required to submit an application for an exemptive order under these circumstances. The Staff has been flexible in this regard, and has given no-action relief from Section 17(a) where formal exemptive relief was deemed unnecessary.[8] We note that the Commission has granted exemptive orders pursuant to Section 17(b) of the 1940 Act to permit the merger of separate accounts registered as unit investment trusts.[9] While such relief may or may not have been necessary under the circumstances of those applications, the Consolidation differs from the transactions in those applications, in that there is no change of depositor of the Consolidating Accounts and no consolidation of subaccounts.[10]

V. No-Action Request

Based upon the above facts and circumstances, we respectfully request that the Commission Staff issue a letter stating that it will not recommend that the Commission take any enforcement action under Section 5 of the 1933 Act, Rule 145 thereunder, or Sections 11 or 17(a) of the 1940 Act in connection with the Consolidation.

If you have any questions or require further information with respect to this matter, please call me at 513-205-1854.

Sincerely,



Rhonda S. Malone
Counsel – Securities
Western & Southern Financial Group, Inc.

cc: Michael Berenson, Esq.

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[8] *See* Signature Financial Group (pub. avail. Dec. 28, 1999) (stating that redemptions in kind by affiliated funds are governed by Section 17(a), but granting no-action relief under the Section nonetheless); Bingham, Dana & Gould (pub. avail. July 17, 1995) (granting relief under Section 17(a) permitting money market fund to sell securities to an affiliate at their amortized cost values so that the fund could maintain its $1.00 per share net asset value).

[9] *Allstate Life Insurance Company*, Investment Company Act Rel. Nos. 25836 (Nov. 27, 2002) (notice) and 25877 (Dec. 26, 2002) (order); *Midland National Insurance Company*, Investment Company Act Rel. Nos. 22369 (Dec. 4, 1996) (notice) and 22426 (Dec. 31, 1996) (order); *Sentry Life Insurance Company*, Investment Company Act Rel. Nos. 20576 (Sept. 26, 1994) (notice) and 20654 (Oct. 25, 1994) (order).

[10] We note that, in the proposing release for amendments to Rule 17a-8, the Commission stated in a footnote that it was its intention that, after the adoption of such amendments, all fund mergers "will occur either (i) in compliance with rule 17a-8 or (ii) pursuant to an exemptive order under section 17(b)." *Investment Company Mergers*, Investment Company Act Rel. No. 25259 (Nov. 8, 2001), at n. 54. We do not read this statement, which was not repeated in the adopting release, to preclude no-action relief in these circumstances, as there is no indication that the Commission was considering mergers of unit investment trusts, which do not have boards of directors, when it amended Rule 17a-8.

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